TEVA ANNOUNCES TOP-LINE RESULTS FROM GALA PHASE III TRIAL EVALUATING A NEW DOSAGE FOR
GLATIRAMER ACETATE GIVEN THREE TIMES WEEKLY FOR RELAPSING-REMITTING MULTIPLE SCLEROSIS

The GALA study evaluating glatiramer acetate 40 mg/1 ml administered three times weekly met primary endpoint significantly reducing the annualized relapse rate (ARR) by 34.4 percent compared to placebo

Jerusalem, Israel, June 14, 2012 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced positive top-line results from the GALA (Glatiramer Acetate Low-Frequency Administration) Phase III clinical trial assessing the efficacy, safety and tolerability of 40 mg/1 ml glatiramer acetate injection (GA) administered subcutaneously three times a week compared to placebo in relapsing-remitting multiple sclerosis (RRMS) patients. Study results showed that GA 40 mg/1 ml significantly reduced disease activity, while maintaining a favorable safety and tolerability profile.

The one-year randomized, double-blind placebo-controlled study recruited more than 1,400 patients at 155 multinational sites. Results showed that GA 40 mg/1 ml met the study’s primary endpoint by significantly reducing the annualized relapse rate (ARR) by 34.4 percent compared to placebo (p<0.0001). Initial analysis of the data indicates that secondary clinical endpoints were achieved, with the exception of reduction in brain atrophy. Following the initial 12-month, placebo-controlled phase, there will be an ongoing open-label extension of the trial.

“We are pleased with the results of this study that show the potential of 40 mg/1 ml glatiramer acetate to offer patients an effective and safe treatment option with COPAXONE® using a more convenient dosing regimen” said Serge Stankovic, Senior Vice President of Clinical Research, Global Branded R&D, Teva Pharmaceutical Industries Ltd. “We remain focused on the continued research and development of products aimed at improving the treatment experience for patients with MS.”

Further analyses of the GALA study data are ongoing, and detailed results will be presented to the scientific community in the near future. Teva plans to work with health authorities to determine next steps.

The most commonly reported adverse events in the study were injection site reactions, headaches and nasopharyngitis. The overall frequencies of adverse events were comparable to those observed in the placebo group.

ABOUT THE STUDY
The multinational Phase III Glatiramer Acetate Low-frequency Administration (GALA) trial was designed to examine the safety, efficacy and tolerability of glatiramer acetate (GA) 40 mg/1 ml injection administered three times a week compared to placebo in a randomized double-blind placebo-controlled design in patients with relapsing-remitting multiple sclerosis. The 40 mg/1 ml dose is higher than the currently marketed 20 mg/1 ml daily COPAXONE® (glatiramer acetate injection). The primary endpoint of the study is the total number of confirmed relapses during a 12-month, placebo-controlled phase.

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ABOUT COPAXONE®
COPAXONE® (glatiramer acetate injection) is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: http://www.sharedsolutions.com/redirect/PrescribingInformation.pdf. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the GALA phase III trial and the potential efficacy or future market or marketability of glatiramer acetate 40 mg/1 ml. Following further analysis, Teva’s interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of glatiramer acetate 40 mg/1 ml may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the GALA study, we cannot guarantee that glatiramer acetate 40 mg/1 ml will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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